EXHIBIT (l)(iv)

August 31, 2012

Board of Trustees

Cullen Funds Trust

645 Fifth Avenue

New York, NY 10022

Subscription for Shares of the Cullen Value Fund (the “Fund”)

Dear Trustees:

James P. Cullen offers to purchase from Cullen Funds Trust 100 Retail Class shares of beneficial interest, 100 Class C shares of beneficial interest and 99,800 Class I shares of beneficial interest of the Fund at a price of $10.00 per share for an aggregate purchase price of $1,000,000 cash, all such shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt of said payment by the Fund.

These shares are not being purchased with any present intent of distributing or reselling the same to the public, and will be held for investment by Cullen Funds Trust.

Sincerely,

/s/ James P. Cullen

James P. Cullen

Accepted and Agreed to this 31st day of August 31, 2012.

Cullen Funds Trust

By:    /s/ John C. Gould

Name:    John C. Gould

Title:      Executive Vice President